EXHIBIT 1

EASTBOURNE SENDS LETTER TO AMYLIN BOARD

Eastbourne Cites Broad Recommendation for Change by Independent Proxy Voting Advisory Services

Eastbourne Urges Shareholders to Vote the WHITE Proxy Card and Elect Its Highly-Qualified and Independent Director Nominees

San Rafael, California – May 20, 2009 – Eastbourne Capital Management, L.L.C. today announced that it sent a letter to the Board of Directors of Amylin Pharmaceuticals, Inc. (NASDAQ: AMLN) earlier this week noting that the arguments put forward on behalf of the incumbent Board have failed to persuade key independent thinkers as evidenced by the unanimous recommendations of the three leading proxy voting advisory services – RiskMetrics Group, Glass Lewis & Co and PROXY Governance – that Amylin shareholders will benefit from new leadership and new directors are needed to oversee the Company’s efforts to become a successful commercial enterprise and that Amylin shareholders should support the shareholder nominees for election to the board at the 2009 Annual Meeting of Shareholders.

In the letter, Eastbourne also expressed its belief that the incumbent Board could, if it chose, bring the election contest to an amicable conclusion by coming to an understanding with Eastbourne and Carl Icahn to offer Amylin shareholders the opportunity to support a unified slate made up of Eastbourne, Icahn and company nominees and offered to meet with the Board or its advisors to reach such a resolution. Eastbourne was informed today that Amylin’s Board has determined not to accept Eastbourne’s proposed resolution.

Richard J. Barry, Eastbourne Founder and Portfolio Manager, commented, “There has been a resounding call for change to the Amylin Board and broad recommendations for the election of new directors. Leading independent proxy voting agencies, shareholders representing nearly a quarter of the Company’s outstanding shares and Amylin’s own founder support change. However, the incumbents continue to spend valuable resources and time when they could resolve this contest and move forward to address the critical issues facing the Company. Given their level of share ownership, the incumbents bear little, if any, personal risk should Amylin fail as a commercial enterprise, so we are urging shareholders to support new leadership that is unencumbered by Amylin’s past failures and will help this company reach its full potential.”

Added Barry, “We urge Amylin shareholders to support change and vote for all three of our nominees – Dr. Kathleen Behrens, Charles Fleischman and Jay Sherwood – on Eastbourne’s WHITE proxy card today.”

The full text of the letter follows:

May 18, 2009

Board of Directors

Amylin Pharmaceuticals, Inc.

9360 Towne Centre Drive

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San Diego, California 92121

Mr. Paul Clark

Mr. Paulo Costa

Ladies and Gentlemen:

The date of Amylin’s annual shareholders meeting is fast approaching.

Representatives of the company, on your behalf, have repeated a mantra of assertions in an effort to convince shareholders to preserve you in office and elect two new directors you have selected and not to support the election of either Eastbourne’s or Carl Icahn’s nominees. These have included the following: (i) the company is performing well today despite the poor results reported in the recent past; (ii) management has a comprehensive plan to succeed in commercializing Exenatide; (iii) Eastbourne and Carl Icahn are advocates of a quick sale at a depressed and unattractive price; (iv) none of Eastbourne’s three nominees or Carl Icahn’s two nominees has sufficient relevant experience or qualifications to serve on the Board; and (v) change in the direction of the company is not needed because you and management are now poised to succeed (where we believe you have consistently failed in a number of key respects for the last few years).

It is clear that these arguments have failed to persuade a number of key independent thinkers that have spoken out publicly in this election in recent days.

As I trust you all know by now, each of the three leading independent proxy voting advisory services have come to the same conclusion that Amylin will benefit from new leadership to oversee the Company’s efforts to become a successful commercial enterprise. They all agree that a fresh perspective is needed to address the Company’s current critical issues and position it to take advantage of the tremendous opportunities in Amylin’s R&D pipeline.

If you haven’t had a chance yet to read the three reports for yourselves, let me share with you just a few quotes from each of them:

“Most of the Amylin shareholders to whom we spoke, even the shareholders that are likely to support the company, acknowledge that Amylin has not fired on all strategic pistons.”

“[N]ominee Behrens would bring significant venture capital experience to the board, as well as significant experience in the scientific public sector, a factor that may become more important as the new administration attempts to retool public healthcare.”

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“[N]ominee Fleischman would bring significant experience in establishing commercialization partnerships with large pharmaceutical companies, as well as significant experience navigating the FDA.”

RiskMetrics Group, Inc. (1)

“Based on these considerations, we believe that the current board could benefit from the participation of new representatives with a fresh perspective. The participation of outside directors will help ensure that Amylin’s board addresses the current issues at the Company and positions the business for the opportunities going forward.”

“[C]onsidering the long term performance troubles, we believe that the additional participation of a large outside investor could help the board hold management accountable for its performance. As such, we support the election of Jay Sherwood, a Managing Director of Eastbourne, to the Amylin board.”

Glass Lewis & Co (2)

“Because we believe the dissidents have made a compelling argument that the board needs additional expertise to effectively oversee the company’s transition into a successful commercial enterprise, we believe shareholders would be best served by electing the five dissident nominees to join the seven incumbent directors the dissidents are also supporting.”

PROXY Governance, Inc. (3)

I would be happy to provide you with full copies of each of the reports in the event you haven’t received them.

You’ve also lost the support of Ted Greene, the company’s founder and one of its largest individual shareholders, who until recently served alongside you and who obviously knows the company intimately. We believe all shareholders should be thankful that he had the courage and conviction of his views on what was right for Amylin and all Amylin shareholders to speak up candidly and acknowledge the need for a new direction at the Board level. He recently explained his viewpoint succinctly:

Amylin is a great company with great technology and great employees. But, our board—myself included—using our best judgments at the time went down the wrong path for launching us into the commercial arena. In recognition of this, I think shareholders would be well served by supporting new members on our board. (4)

Furthermore, in the last few weeks, through the lawsuit in Delaware, Amylin’s shareholders have also learned that neither the company’s CEO, nor its CFO, nor the Board had any idea of the

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existence of the “poison put” provisions contained in the company’s key debt agreement until years after it was approved by the board. While the judge did not find this failure to be informed sufficient to breach the board’s legal duty of care, we nevertheless regard it a shocking and disturbing example of inattention and poor oversight.

In the heat of battle during proxy fights like this one, where much is at stake, resort is often made to hyperbole by both sides. Though I cannot deny we believe the board has not functioned as we believe it should have, Jay and I know many of you personally, some of you well, and I want to pause to assure you that we respect each of you as professionals and individuals. Also, should Chuck, Kathy and Jay and the Icahn nominees be elected, I am confident that they would leave the acrimony of the contest behind them and jump into working with their fellow board members constructively and openly to advance the interests of the company and all its shareholders. I am equally confident that those of you who are elected, either as unopposed candidates or otherwise, will also choose to serve all shareholders interests in a similar manner by working side by side with these new individuals.

I believe you could, if you choose, bring this contest to an amicable conclusion by coming to an understanding with Eastbourne and Mr. Icahn to offer shareholders the opportunity to support a unified slate that adds four or five of Eastbourne’s and Icahn’s nominees to the group of company nominees we have earlier discussed on a board of 11 to 13 directors. It will be disappointing if, rather than welcoming new, eminently capable, shareholder-sponsored directors, you choose to continue a proxy contest and draw valuable resources and time away from addressing the issues facing the company.

As time is short, we sincerely hope that you will respond quickly and privately in the next day to our offer to meet with you or your advisors to reach a mutually satisfactory resolution in the best interests of all Amylin’s shareholders and diabetes patients everywhere.

Sincerely,

/s/

Richard J. Barry

Founder & Portfolio Manager

Eastbourne Capital Management, L.L.C.

cc:	Mr. Carl Icahn
Dr. Alexander Denner
Dr. Thomas Deuel
Dr. Kathleen Behrens
Mr. Charles Fleischman
Mr. Jay Sherwood

(1) RiskMetrics Group, Inc. “Amylin Pharmaceuticals Inc. Proxy Fight with Eastbourne Capital Management and Carl Icahn” (May 15, 2009). (2) Glass, Lewis & Co. LLC “Proxy Paper: Amylin Pharmaceuticals, Inc.” (May 2009). (3) PROXY Governance, Inc. “Amylin Pharmaceuticals” (May 17, 2009). (4) Bigelow, Xconomy.com. “Amylin

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Co-Founder Ted Greene Explains His Switch in Proxy Battle” (May 18, 2009). Consent to use the statements in this letter was not sought or obtained from any third party.

About Eastbourne Capital Management, L.L.C.

Eastbourne Capital Management is a West Coast-based registered investment advisor that employs an investment philosophy based on intensive research, a long-term outlook and a belief in working alongside portfolio companies to enhance shareholder value.

IMPORTANT ADDITIONAL INFORMATION

Security holders are advised to read the definitive proxy statement and white proxy card mailed on May 4, 2009, and other documents related to the solicitation of proxies by Eastbourne Capital Management, L.L.C., Black Bear Fund I, L.P., Black Bear Fund II, L.L.C., Black Bear Offshore Master Fund, L.P., Richard J. Barry, M. Kathleen Behrens, Charles M. Fleischman and Jay Sherwood, from the shareholders of Amylin Pharmaceuticals for use at the 2009 Annual Meeting of Shareholders of Amylin Pharmaceuticals because they contain important information. Such materials are, along with other relevant documents, available at no charge at the Securities and Exchange Commission’s website at http://www.sec.gov or by contacting MacKenzie Partners, Inc. by telephone collect at (212) 929-5500, toll-free at 1-800-322-2885 or by e-mail at amylinproxy@mackenziepartners.com. Information relating to the participants in such proxy solicitation is contained in Eastbourne’s definitive proxy statement.

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Contacts:

Media: Sard Verbinnen & Co. Dan Gagnier, 212-687-8080 Diane Henry, 415-618-8750	Shareholders: MacKenzie Partners, Inc. Larry Dennedy, 212-929-5500 Charlie Koons, 212-929-5500

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